FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For July 31, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

        Attached to the Registrant’s Form 6-K for July 31, 2007 and incorporated by reference herein is the Registrant’s immediate report dated July 31, 2007.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: July 31, 2007

BLUEPHOENIX SOLUTIONS REPORTS RECORD Q2 & H1 FINANCIALS
—	Q2 Revenues of $21 Million, Non-GAAP Net Income $2.8 Million, EPS $0.16
—	H1 Revenues of $41 Million, Non-GAAP Net Income $4.8 Million, EPS $0.29

HERZLIA, Israel – July 31, 2007 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), a leading provider of value driven modernization solutions for legacy information systems, today reported record financial results for the second quarter and first half ending June 30, 2007.

For the second quarter of 2007, BluePhoenix reported record sales of $21.0 million, up 27% from $16.6 million in the second quarter of 2006, and up 5% as compared to $20.1 million in the prior quarter. This was the tenth consecutive quarter of sequential growth.

Operating income on a Non-GAAP basis for the second quarter was a record $3.1 million, up 31% from $2.4 million in the second quarter of 2006 and up 25% from $2.5 million in the prior quarter. As a percentage of revenues, the Non-GAAP operating income for the second quarter was 15%.

Net income on a Non-GAAP basis for the second quarter, excluding non-cash financial expenses, was a record high of $2.8 million, or $0.16 per share, as compared to $1.8 million, or $0.13 per share, in the second quarter of 2006, and $2.0 million, or $0.13 per share, in the prior quarter.

Non-GAAP Results				GAAP Results
	Q2/2007	Q1/2007	Q2/2006		Q2/2007	Q1/2007	Q2/2006

Sales	20,984	20,065	16,574	Sales	20,984	20,065	16,574
Operating profit	3,113	2,485	2,372	Operating profit	(594)	2,398	1,864
Net Income	2,830	1,995	1,841	Net Income	(1,765)	125	1,103

The GAAP based net loss was $1.8 million, or $(0.11) per share, as compared to a net income of $1.1 million, or $0.08 per share, in the second quarter of 2006. The Second quarter GAAP based net loss was materially affected by one-time non-cash executive compensation of $1.8 million related to the Formula sale of shareholdings in BluePhoenix. Non-GAAP results also exclude restructuring, acquisition related and integration charges, amortization and capitalization of intangible assets, the effect of stock-based compensation and non-cash financial expenses. Reconciliation between GAAP operating and net income is provided below.

“BluePhoenix’s tenth quarter of sequential growth in revenues and net profit and the strong execution delivered across the Company is very gratifying” said Arik Kilman, CEO of BluePhoenix Solutions. “The first half of this year has been an exciting period of strong growth, integration and great progress as we push forward towards the next stage of our strategic plan.”

“We have successfully completed key projects with major clients in North America and Europe, attained advanced partnership status with IBM and Oracle and created the infrastructure critical for expected operational expansion,” continued Kilman. “We have also witnessed our investor base transformed to include a multitude of institutional investors across the financial and geographic spectrums.”

Kilman concluded, “The Company’s ability to deliver the right tools and services for today’s modernization market coupled with our ability to reduce the cost of project implementation, positions us to further drive BluePhoenix forward through both organic and acquisitive growth. As such, we are upgrading our previously announced guidance for the year 2007, for Non-GAAP earnings, to $0.67 per share. Our revenue for the year will be $85.5 million.”

Other Financial Highlights

Cash and cash equivalents increased to $19.0 million in June 2007 from $15.3 million in March 2007 and $11.6 million in December 2006;

Company financial debt decreased to $30.8 million in June 2007 from $36.3 million in March 2007 and $39.2 million in December 2006;

DSOs decreased to 110 in the second quarter of 2007 from 118 in the first quarter of 2007 and 130 in the forth quarter of 2006;

Company cash flow from operating activities excluding capitalization of software development costs was positive for the second sequential quarter;

Shareholder’s equity increased by $17.3 million since December 31, 2006.

Business Highlights

The following business highlights were announced during the quarter:

Successful completion of a strategic modernization project for Toyota Motor Sales (TMS), U.S.A., Inc.‘s vehicle distribution system;

Successful migration of billing system as part of multi-million dollar modernization project for Israel Local Authorities Association;

Completion of a strategic database and application migration project for a major North American retail chain with an expected payback period of one year and significant reduction in operational costs and maintenance fees;

Key strategic acquisition of an off shore facility in St. Petersburg, Russia, which is expected to save more than $3 million per year, while reducing costs and increasing profits;

Partnership signed with Oracle to join the Oracle Modernization Alliance and to provide modernization solutions that help customers quickly and cost-effectively migrate to Oracle from legacy databases;

Achieved IBM advanced PartnerWorld designation after demonstrating that customers were extending and enhancing their existing Mainframe systems with BluePhoenix products and technology;

Formula Systems sold their shareholdings in BluePhoenix to international institutional investors.

Conference Call

Arik Kilman, CEO, Varda Sagiv, CFO and David Leichner, CMO will host a conference call to discuss the results and business outlook today at 10:00 A.M.EST (17:00 Israel Time). Interested parties are invited to call the following telephone numbers, five to ten minutes prior to the start of the conference call: In the US call: +1-(800)-288-8961; Outside the US call: +1-(612)-332-0342. Callers should reference “Second Quarter Results on July 31st, 2007” to the AT&T conference call operator. An automated replay of the conference call will be available from July 31st 01:30 P.M. until August 2nd at 11:59 P.M. (EST). The replay will be available from August 2nd onward at www.bphx.com. To access the replay please call (USA) +1-(800)-475-6701 (International) +1-(320)-365-3844 and enter BluePhoenix Solution’s access code of 881657.

Non-GAAP

To supplement BluePhoenix’s consolidated financial statements presented in accordance with GAAP, BluePhoenix provides Non-GAAP operating income (loss), Non-GAAP net income (loss) and Non-GAAP net income (loss) per share data. The presentation of these Non-GAAP financial measures should be considered in addition to BluePhoenix’s GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’s management believes that these Non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix’s core business operating results. BluePhoenix believes that both management and investors benefit from referring to these Non-GAAP financial measures in assessing BluePhoenix’s performance. These Non-GAAP financial measures also facilitate comparisons to BluePhoenix’s historical performance and its competitors’ operating results. BluePhoenix includes these Non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Reconciliation of GAAP to Non-GAAP.”

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling, and TEMENOS. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact	Investor Contact
David Leichner	Paul Holm
Investor Relations	H.L. Lanzet
BluePhoenix Solutions	+1212-888-4570
+972 9-9526-105	paulmholm@gmail.com
dleichner@bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
	Unaudited		Unaudited

Revenues	$20,984	$16,574	$41,049	$32,603

Cost of revenues	8,827	6,909	17,402	13,592

Gross profit	12,157	9,665	23,647	19,011

Software development costs, net	3,157	2,289	5,884	4,486

Selling, general and administrative expenses	9,105	5,512	15,470	10,952

Restructuring	489	--	489	--

Operating income (loss)	(594)	1,864	1,804	3,573

Financial expenses, net	(1,209)	(842)	(3,215)	(1,615)

Other income, net	--	268	--	282

Income (loss) before taxes	(1,803)	1,290	(1,411)	2,240

Taxes on income	48	9	166	54

	(1,851)	1,281	(1,577)	2,186

Minority interest	86	(178)	(63)	(134)

Net income (loss)	$(1,765)	$1,103	$(1,640)	$2,052

Basic earnings per share	$(0.11)	$0.08	$(0.10)	$0.15

Diluted earnings per share	$(0.11)	$0.08	$(0.10)	$0.14

Common shares outstanding	16,381	14,134	15,631	13,776

Common shares assuming dilution	16,381	14,696	15,631	14,276

RECONCILIATION OF GAAP TO NON-GAAP
(In thousands, except per share data)

	Three months ended June 30,		Six months ended June 30,
	2007	2006	2007	2006
	Unaudited		Unaudited

GAAP operating income (loss)	$(594)	$1,864	$1,804	$3,573

Restructuring	489	--	489	--
Acquisition related and integration charges	876	--	876	--
Amortization of intangible assets	2,214	2,051	4,267	3,592
Capitalization of software development	(1,653)	(1,759)	(3,855)	(3,334)
Depreciation of fixed assets (*)	--	206	199	400
Stock-based compensations	12	10	49	20
One time non-cash executive compensation related
to the Formula saleof shareholdings in BluePhoenix,
offset against paid-in capital.	1,769	--	1,769	--

Total adjustments to GAAP operating income	3,707	508	3,794	678

Non-GAAP Operating income	$3,113	$2,372	$5,598	$4,251

GAAP net income (loss)	$(1,765)	$1,103	$(1,640)	$2,052

Restructuring	489	--	489	--
Acquisition related and integration charges	876	--	876	--
Amortization of intangible assets	2,214	2,051	4,267	3,592
Capitalization of software development	(1,653)	(1,759)	(3,855)	(3,334)
Depreciation of fixed assets (*)	--	206	199	400
Stock-based compensations	12	10	49	20
One time non-cash executive compensation related to
the Formula saleof shareholdings in BluePhoenix, offset
against paid-in capital.	1,769	--	1,769	--
Non-cash financial expenses	914	322	2,549	602
Minority interest	(26)	(92)	122	(85)

Total adjustments to GAAP net income	4,595	738	6,465	1,195

Non-GAAP net income	$2,830	$1,841	$4,825	$3,247

Non - GAAP Diluted Earning per share	$0.16	$0.13	$0.29	$0.23

Shares used in diluted Earning per share calculation- GAAP	16,381	14,696	15,631	14,276

Effect of employee stock option plans	1,187	--	952	--

Shares used in diluted Earning per share calculation- Non-GAAP	17,568	14,696	16,583	14,276

(*)   Was reconciled until March 31, 2007

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30,	December 31,
	2007	2006

ASSETS

Current Assets:

Cash and cash equivalents	$19,036	$11,627
Marketable securities	44	1,053
Trade accounts receivable	25,746	26,489
Other current assets	3,330	3,096

Total Current Assets	48,156	42,265

Non-Current Assets:

Long-term trade receivable	854	1,390
Property, net	2,192	2,147
Other assets, net	84,399	81,664

Total Non-Current Assets	87,445	85,201

TOTAL ASSETS	$135,601	$127,466

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Short-term credit from banks	$8,396	$609
Current portion of long term convertible debentures	1,338	4,482
Trade accounts payable	4,473	4,594
Deferred revenues	4,338	7,790
Other current liabilities	9,143	6,929

Total Current Liabilities	27,688	24,404

Non-Current Liabilities

Convertible debentures	4,014	14,049
Accrued severance pay, net	2,218	1,718
Provision for losses in formerly-consolidated subsidiary	1,971	1,971
Loans from banks and others	17,098	20,027
Minority interests	5,411	5,348

Total Non-Current Liabilities	30,712	43,113

Shareholders' Equity	77,201	59,949

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$135,601	$127,466

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Six months ended	Three months ended
	June 30,
	2007	2007

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$(1,640)	$(1,765)
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interests in profits of subsidiaries	63	(86)
Depreciation and amortization	4,674	2,328
Increase (decrease) in accrued severance pay, net	315	(3)
Loss on sale of property	8	11
Change in value of long term-loans and convertible debentures	1,639	416
Stock - based and non cash compensations	1,819	1,782
Changes in operating assets and liabilities:
Marketable securities	1,009	563
Decrease in trade receivables	1,787	1,207
Increase (decrease) in other current assets	(220)	511
Decrease in trade payables	(348)	(826)
Decrease in other current liabilities and deferred revenues	(1,724)	(2,146)

Net cash provided by operating activities	7,382	1,992

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property	(346)	(145)
Proceeds from sale of property	8	-
Capitalization of software development costs	(3,855)	(1,655)
Purchase of minority interest in subsidiaries and purchase of activity	(579)	(273)
Investment in newly-consolidated subsidiaries and purchase of new-activity	(2,040)	(2,040)

Net cash used in investing activities	(6,812)	(4,113)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	4,399	4,551
Repayment of long-term loans	(6,034)	-
Receipts of long-term loans	6,000	-
Exercise of employee share options and warrants	2,477	1,288

Net cash provided by financing activities	6,842	5,839

NET INCREASE IN CASH AND CASH EQUIVALENTS	7,412	3,718
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	11,627	15,321

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$19,039	$19,039